Hall of Fame Resort & Entertainment Company

2626 Fulton Drive NW

Canton, OH 44718

November 9, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Taylor Beach

Re:	Hall of Fame Resort & Entertainment Company
Withdrawal of Acceleration Request – Registration Statement on Form S-1 (File No. 333-249133)

Ladies and Gentlemen:

Reference is made to the letter, filed as correspondence via EDGAR on November 6, 2020 by the Hall of Fame Resort & Entertainment Company, a Delaware corporation (the “Registrant”), in which the Registrant requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-249133) for 5:00 p.m., Eastern Standard Time, on Monday, November 9, 2020, in accordance with Rule 461 under the Securities Act of 1933, as amended.

The Registrant no longer requests that such Registration Statement be declared effective at this time and hereby formally withdraws its request for acceleration of the effective date.

Please contact Steve Patterson of Hunton Andrews Kurth LLP, the Registrant’s legal counsel, at (202) 419-2101 with any questions. In addition, please notify Mr. Patterson via telephone when this withdrawal of our previous request for acceleration has been approved.

Thank you for your assistance in this matter.

Sincerely,

Hall of Fame Resort & Entertainment Company

By:	/s/ Jason Krom
Jason Krom Chief Financial Officer